UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒  SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐  SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2017

Legion M Entertainment, Inc.

(Exact name of issuer as specified in its charter)

Delaware	81-1996711
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

Legion M Entertainment, Inc. 6425 Christie Ave., Suite 500 Emeryville, CA 94608

(Full mailing address of principal executive offices)

415-371-9632

(Issuer’s telephone number, including area code)

THIS SEMI-ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THIS REPORT, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

Item 1.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this semi-annual report and our offering circular dated March 10, 2017 and our special financial report filed on June 23, 2017. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Operating Results

Legion M was incorporated on March 4, 2016 in Delaware. Our mission is to grow a Legion of fans that are financially and emotionally invested in our success, and use that community to fund, develop, market and monetize entertainment content. We are in early stages of development. Our activities since inception have consisted primarily of business formation, fundraising, growing the Legion of fans, forming creative alliances, building an advisory board, internally developing entertainment projects, sourcing external entertainment projects, and preparing for this Offering.

Our revenues for the six months ended June 30, 2017 (“Interim 2017”) were $68,771 while we did not generate any revenues from March 4, 2016 (inception) to June 30, 2016 (“Interim 2016”). We began generating revenues in July 2016. These revenues were primarily attributable to merchandise and ticket sales. Revenues since that period have increased due to merchandise, event sales and sponsorships.

Cost of goods sold for Interim 2017 was $23,122 while we did not attribute any costs to costs of goods sold in Interim 2016. Cost of goods sold is primarily comprised of merchandise to support sales. Accordingly, our gross profit was $45,649 for Interim 2017 while we did not have a gross profit for the corresponding period in the previous year.

For Interim 2017, expenses were $763,850 compared with $403,024 for Interim 2016, a 90% increase. Our expenses consist of operating expenses, marketing, and project spending. This increase is due to comparing a partial period to a full period, as well as the increases due to ramping up activities, including project spending (described below). As a result of the foregoing factors as well as other expenses our net loss for Interim 2017 was $722,895, compared to $406,394 for Interim 2016, a 78% increase.

Operating Expenses

Our operating expenses consist of general administrative expenses, marketing, payroll, professional services and travel and expenses. Payroll, our compensation to employees and contractors, is the largest component of our operating expenses and was $501,025 for Interim 2017 and $59,422 for Interim 2016. As of June 30, 2017, we had 5 full- time employees, 1 part-time employee and 4 contractors (used on an as-needed basis). Marketing was our next largest expense. Our marketing expense for Interim 2017 was $102,698 compared with $114,457 for Interim 2016. Our marketing is focused on generating awareness of Legion M, growing our community, marketing our financing rounds, and building the Legion M brand. This expense varies greatly from month to month. For example, during our 2016 Regulation CF fundraising campaign, May 16, 2016 to August 14, 2016 we used online advertising to market the fundraising opportunity. In addition, to date we have exhibited at 3 different Comic Conventions, and had a presence at many more.

We intend to base our monthly marketing spending on how effective the previous month’s spending was at generating investment. For example, if we believe the previous month’s spending was effective, we’ll maintain or potentially increase spending levels. If it was not effective, we will decrease or stop spending altogether. Our goal is to minimize marketing costs, and grow the Legion as efficiently as possible. That said, we expect to spend hundreds of thousands if not millions of dollars to market and build awareness of Legion M over time.

Our remaining operating expenses included: professional services ($96,514 for Interim 2017 and $179,858 for Interim 2016); travel and entertainment ($45,429 for Interim 2017 and $41,844 for Interim 2016); and general and administrative expenses ($18,184 for Interim 2017 and $7,443 for Interim 2016).

Our goal is to keep overhead and operating expenses as low as possible so we can maximize the amount of money spent on developing entertainment projects. That said, if we are successful in raising funds and generating revenue, we expect some increases in our operating expenses over time in the following areas:

•	As we grow, we may add additional staff to execute our business plan. We currently don’t have any open positions, but we expect that will change as the Company matures.
•	We currently use office space within our Creative Alliance Partners’ offices in Los Angeles and at MobiTV in Emeryville, CA and are not paying rent. As we continue to grow, we expect to acquire a larger office space and will eventually need to pay rent, which will in turn increase our monthly fixed costs.
•	Compensation for Legion M’s executives is significantly below market rates for their experience/position and well below the compensation they earned at previous companies. This is common for executives during the startup phase, but as the Company matures we plan to increase executive pay closer to market levels.

Our Projects

The Company accounts for project investment by capitalizing investments associated with that project in order to match that spending along with associated revenues. During Interim 2016 we were ramping up and did not incur project spending while during Interim 2017, we began working on the following:

•	ICONS: FACE TO FACE
•	The Afterword
•	Stan Lee Celebration
•	Pitch Elevator
•	Feature Film/TV Series Co-Financing (Colossal and Field Guide to Evil)
•	Feature Film/TV Series Development

ICONS: FACE TO FACE

ICONS: Face to Face is what we believe to be a first-of-its-kind virtual reality interview series that allows fans to stand face to face with the luminaries, titans and leaders of our time. Created using state-of-the-art virtual reality recording technology, these "virtual time capsules" allow fans to get as close as technologically possible to the people who shape our world.

Imagine if you could go back in time and spend an hour with William Shakespeare, Joan of Arc or Martin Luther King, Jr.? Today's technology gives us an unprecedented opportunity to capture and preserve the legacy of today's icons - told in their own voice and defined on their own terms. By building a library of interviews, Legion M aims to preserve these stories in a way that can inspire people all around the globe; now and for generations to come!

In January of 2017, Legion M filmed the pilot episode of the ICONS series featuring the legendary Stan Lee. Considered by many to be one of the greatest storytellers of our time, Stan is the co-creator of the Marvel Universe including Spiderman, The X Men, The Avengers, The Fantastic Four, The Incredible Hulk, Iron Man, Dr. Strange, and many, many more. At 94 years old, Stan has amazing energy and a singular point of view on life and love, success and failure, and the little-known origin stories of some of the most popular characters of all time.

In addition to Stan, we also had the opportunity to interview Joan Lee, his wife of nearly 70 years. Joan provided a completely different lens through which to view a man who is loved by so many. The host and interviewer for the pilot was director, actor, author and comedian Kevin Smith—a pop culture Icon in his own right. The experience was shot in Stan Lee’s Los Angeles home.

In capturing these once-in-a-lifetime interviews, we used state of the art technology designed to maximize the fidelity of the footage. The resolution of the camera/lens combination is at the threshold of human perception, which means the footage we have captured should be future-proofed as virtual reality continues to undergo technological advancements. The cameras were positioned very close to Stan and Kevin, putting the viewer at the center of an intimate conversation with a 360-degree view of the room in Stan’s home where the interview took place.

We’re working with a partner for produce of a short “sizzle” portion of the interview in exchange for sponsorship signage when we premiere the footage, and we are currently in discussions with several interested partners for distribution and monetization. We expect this footage will provide value for Legion M for generations to come.

THE AFTERWORD

As part of the ICONS series, Legion M has developed a new concept called The Afterword. The Afterword is the most sacred and exclusive interview an ICON will ever give: an intimate and enlightened discussion captured specifically for the heartbreaking but inevitable day when today’s living legend has left this mortal plane. The Afterword presents a rare opportunity for the ICON to share their final message to the world. Equally important, The Afterword provides the adoring public a very special and heartfelt occasion to celebrate, honor and remember the ICON in the fondest light.

Shot on a tightly controlled set with a small and discreet production team, all of whom are sworn to secrecy with the absolute highest security, The Afterword interview footage will be edited by working closely with the ICON to get their final words just right. Upon completion, the fully produced interview will immediately be locked away in the Legion M vault until time for release (upon the ICON’s passing).

The interview is recommended to be hosted by a close and dear celebrity friend of the ICON (of their choice) armed with a collection of intimate and thought-provoking questions specifically designed to arouse a deep and spiritual discussion.

The Afterword is a celebration of an ICONIC life as a last and final gift to the fans.

PITCH ELEVATOR

Anybody can have a great idea for a movie or TV show but very few people have the connections necessary to get those ideas made. Legion M aims to change that with Pitch Elevator.

In October of 2016, we built a full-size elevator set on the show floor of Stan Lee’s Los Angeles Comic Con. Inside were 2 cameras, a cameraman and a countdown timer. Guests were invited to step inside and give a 2-minute pitch for their movie, television show or virtual reality idea.

We captured over 200 pitches at Comic Con, and over 200 more during an online submission period. We then built an online game that allows members of the Legion to evaluate, rank and vote on these pitches. Over the course of multiple rounds, we are currently narrowing the field down to the top 10 pitches, each of whom will win a prize package plus the once-in-a- lifetime opportunity to pitch their idea to a panel of Hollywood insiders. The best of these pitches will win a development deal with Legion M.

We had a camera crew present at Comic Con that allowed us to capture unscripted footage of the entire event. We have packaged the entire experience into a treatment for an unscripted television or web series that we are currently pitching to interested studios and brands. We feel this is a great project for Legion M as it leverages our marketing budget to develop content, and our content budget to promote the Legion. We are pitching the project to potential partners to turn the idea into a digital special, series or TV show.

During Interim 2017, we developed the Pitch Elevator concept as a digital series and worked on packaging and pitching the project for potential distribution on digital platforms.

STAN LEE CELEBRATION

On July 18, 2017, Legion M organized fans to give co-creator of the Marvel universe Stan Lee the gift of his hands and feet immortalized in cement at the TCL Chinese Theatre IMAX. This was the first time in history that fans had gathered together to present such an honor to an Icon, and industry luminaries such as Marvel president Kevin Feige, SPAWN creator Todd McFarlane, S.H.I.E.L.D. star Clark Gregg and BLACK PANTHER star Chadwick Boseman presented speeches before Stan’s imprints in cement, followed by press interviews and meet and greets with Stan for fans and sponsors.

After the hand and footprint ceremony, Legion M hosted a Tony Stark House Party at a mansion in the Hollywood Hills for Stan and his 500 biggest fans, which was captured by a professional livestream production crew and broadcast to over 100k people watching live on Twitch. We monetized the party through ticket sales and sponsorships, including a sponsor who bought VOD rights for the party, which helped offset costs, the event was a terrific PR moment for Legion M and its investors.

The Stan Lee Celebration events were organized by Legion M and paid for by donated and in-kind services, ticket sales, merchandise sales, VOD rights sales, and sponsorships. Legion M filmed and livestreamed both events, which were fully paid for by sponsorship revenues, on Yahoo, Facebook Live and Twitch, and we had over 11+ million media impressions.

FEATURE FILM/TV SERIES CO-FINANCING

While our development fund is not yet large enough to fully finance a feature film or television project, the prospect of having Legion M co-finance a project has proven appealing to many potential partners. We are in discussions with several partners about having Legion M participate in projects that are already in development, in production, or already completed. As of June 30, 2017, Legion M has participated in two such projects by:

1.	Participating in the theatrical release strategy and marketing of the feature film COLOSSAL starring Anne Hathaway and Jason Sudeikis. We partnered with distribution company Neon Rated, LLC on the print and advertising (P&A) for the platform release which began on April 7, 2017. As part of the release of COLOSSAL in April 2017, we hosted meetups all over the country with hundreds of Legion M members and investors attending. As a result of Legion M’s work on COLOSSAL, we have directly contributed to the film’s box office success; and

2.	Contributing to the financing of the horror anthology feature film THE FIELD GUIDE TO EVIL, which is in pre- production as of March 31, 2017, with a planned limited film festival run and theatrical release in 2018. Legion M is working with the film’s producers in creating “behind the scenes” activations for our investors and members around this project. With a microbudget of $500k and backstopped theatrical distribution by Alamo Drafthouse Films, the potential monetary return on Legion M’s investment looks positive.

FEATURE FILM/TV SERIES DEVELOPMENT

As of June 30, 2017, Legion M has approximately 12 different projects in early stage development. These consist of either original concepts that we have created or existing IPs with which we are negotiating or have secured a partnership. Our goal is to develop these ideas and sell them to a studio, production, or distribution partner.

Liquidity and Capital Resources

For the period of time from December 31, 2016 through June 30, 2017, the Company received $685,111 for issuance of 91,715 Class A Common shares, representing a partial disbursement of committed funds. In addition, Wefunder held in escrow $493,421 of the Regulation A round that was still yet to be distributed to Legion M.

Since June 30, 2017 until the present, the Company received an additional $846,617 for issuance of 113,335 Class A Common shares, representing a partial disbursement of committed funds. We expect approximately an additional $500,000 of funding, from both the Regulation A and Regulation CF offerings, which is currently in escrow.

On May 11, 2016, in connection with a vehicle purchase for a 1959 Cadillac, we entered into a Bill of Sale and a Loan Agreement with Underground Labs, Inc. for the principal amount of $33,000 at 4% per annum from April 17, 2016. We do not currently have any other loans. We have not committed to make any capital expenditures. We have no bank line of credit or other financings arranged.

We plan to continue investing heavily in business development to generate business and marketing opportunities for Legion M. This activity consists of sourcing entertainment projects, sourcing distribution channels, networking with potential advisory board members and/or board of directors members and potential marketing partners.

As of June 30, 2017, the Company had over $461,876 in cash and a burn rate of approximately $100,000 (burn rate is described in further detail under operational expenses). In addition, since June 30, the Company has received an additional $685,111 cash distribution from fundraising.

We cannot assure you that we will have sufficient capital to finance our growth and planned business operations in the future or that such capital will be available to us on terms that are favorable to us or at all. We are currently incurring operating deficits that are expected to continue for the foreseeable future. That said, we raised the minimum amount of $500,000 in the Regulation A Offering and paused the round at $2.25 million of commitments in the current raise. These funds will be used for project development, operating costs and marketing. While we plan to reopen our Regulation A and Regulation CF rounds in late 2017, if we fail to raise additional funds from the reopened rounds, we would reduce our operating expenses and conserve cash so that these funds would allow us to continue our planned operations through at least the end of 2018. We would not expect to make significant financial investments in external projects, but would instead focus on internal development of projects, business development, and seeking additional funding and finance partners.

Trend Information

General Industry Trends

According to a Billboard magazine article in June 2013, the global entertainment and media market will reach $2.152 trillion in 2017, with the U.S. market accounting for $632 billion.

As the industry grows, it’s also fragmenting. We have seen dramatic shifts in content distribution, including the proliferation and success of global OTT (“over the top”) services such as, Netflix, Amazon and Hulu, entertainment content distributed by wireless phone carriers, new technologies like interactive TV and Apple TV, and the growth of nontraditional models such as, PPV (pay per view), VOD (video on demand), and SVOD (subscription video on demand). This proliferation of new content services has created more buyers of entertainment content, and therefore more potential customers of Legion M, than ever before. In addition, competition between these platforms to gain market share makes content with a built in audience even more valuable.

We believe the growth and fragmentation of the entertainment market have created an unprecedented opportunity for a fan-owned company like Legion M to revolutionize the industry.

Company Trends

Developing and Producing Legion M’s own Entertainment Projects

We have several entertainment projects currently in development/production that we hope to monetize in the next 12 months. These include our ICONS: FACE TO FACE virtual reality interview with Stan Lee, our PITCH ELEVATOR TV concept, our Stan Lee Handprint Ceremony and other television, movie and virtual reality projects that have not yet been announced.

Legion M has been able to make larger investments in product development, acquisition and production since its investments at inception. This is reflective of a larger budget with which to work, due to successful fundraising of our Regulation A and 2017 Regulation CF campaigns, and we expect this trend to continue.

Co-producing External Entertainment Projects

We have developed relationships with several partners that may allow us to co-produce their entertainment projects. Our ability to partner on these types of projects will be heavily dependent upon how much money we raise for our project development fund. Examples of such projects include the feature films COLOSSAL and FIELD GUIDE TO EVIL.

Legion M presented a completed film in April of 2017 called COLOSSAL. Making a similar or better deal on another film will depend entirely upon the strength of our Legion of members and investors, our ability to close a financially sound deal, and our ability to identify appropriate projects. Identifying appropriate projects depends upon a number of factors, including availability of intellectual property and willingness of potential financing and distribution partners to work with Legion M. With U.S. 2017 summer box office numbers down, it is possible that the film marketplace could become more competitive, although as of September 26, 2017, no new trend has emerged within the film marketplace.

From inception to the present, Legion M has experienced a positive trend in production, sales and inventory which is reflective of our growing project and event slate as well as increased customers.

Since June 30, 2017, some of the Company’s projects have come to fruition, and the Company expects to show revenues in the second half of 2017 for those projects.

Growing the Legion

Since the size and engagement of our Legion of fans determines its value, we will continue to invest significant time and resources to growing and cultivating our community. We believe that as this community grows, so will our access to high quality entertainment projects, our ability to support them, and our competitive advantage in the marketplace. This objective involves many different activities including:

•	A successful capital raise in this Offering;
•	Marketing and evangelizing Legion M to grow the number of investors and members of our community;
•	Developing tools, processes, and systems that leverage the power of our community for the benefit of the Legion M; and
•	Supporting and coordinating Legion M activities (i.e. meet-ups, premier parties, online games, etc.).

Item 2.

Not applicable.

Item 3.

Legion M Entertainment, Inc.
Balance Sheet
As of June 30, 2017

	As of June 30, 2017 (unaudited)	As of December 31, 2016 (audited)	As of June 30, 2016 (unaudited)
ASSETS
Current Assets
Cash	$461,876	$638,309	$154,013
Inventory	10,316	8,432	-
Other Current Assets	16,704	11,000	2,897
Total Current Assets	488,897	657,740	156,909
Fixed Assets
Original Cost	42,551	42,551	33,000
Accumulated Depreciation	(10,641)	(6,003)	(1,650)
Total Fixed Assets	31,910	36,548	31,350
Other Assets
Investments	219,464	-	-
Total Other Assets	219,464	-	-
TOTAL ASSETS	$740,271	$694,288	$188,259
LIABILITIES AND EQUITY
Liabilities
Current Liabilities
Accounts Payable	$234,068	$91,146	$84,238
Other Current Liabilities	1,473	2,000	75,186
Convertible Promissory Notes	-	-	422,722
Note payable to related party	-	8,374	24,873
Total Current Liabilities	235,541	101,520	607,019
Total Liabilities	235,541	101,520	607,019
Equity
Common Stock	250	181	155
Additional Paid in Capital	2,499,997	1,815,145	(12,520)
Retained Earnings	(1,272,622)	-	-
Net Income	(722,895)	(1,222,558)	(406,394)
Total Equity	504,730	592,768	(418,760)
TOTAL LIABILITIES AND EQUITY	$740,271	$694,288	$188,259

Legion M Entertainment, Inc.
Statement of Operations
For the period from December 31, 2016 to June 30, 2017

	For the 6 Months Ending June 30, 2017 (unaudited)	March 4, 2016 (inception) to June 30, 2016 (unaudited)

Revenue	$68,771	$0
Cost of Goods Sold	23,122	-
Gross Profit	45,649	-
Operating Expenses
General Administrative	18,184	7,443
Marketing Expense	102,698	114,457
Payroll	501,025	59,422
Professional Services	96,514	179,858
Travel & Entertainment	45,429	41,844
Total Operating Expenses	763,850	403,024
Net Operating Income/(Loss)	(718,201)	(403,024)
Other Expenses
Depreciation Expense	4,638	1,650
Interest Expense	56	1,720
Total Other Expenses	4,694	3,370
Net Income/(Loss)	$(722,895)	$(406,394)

Note: In the opinion of management all adjustments necessary in order to make interim financial statements not misleading have been included.

Legion M Entertainment, Inc.
Statement of Cash Flows
For the period from March 4, 2016 (inception) to June 30, 2017

	For the 6 Months Ending June 30, 2017 (unaudited)	March 4, 2016 (inception) to June 30, 2016 (unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income/(Loss)	$(722,895)	$(406,394)
Adjustments to reconcile Net Income to Net Cash provided by operations:
Inventory	(1,885)	-
Prepaid Expenses	(5,704)	(1,414)
Depreciation	4,638	1,650
Accounts Payable	142,922	84,238
Accrued Expense	(7,462)	75,186
Stock Compensation Expense	120,972	11,751
Fair Value of Warrants Issued for Marketing Services	47,190	15,730
Loan (Repayment)	(8,374)	24,873
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	292,297	212,015
Net cash provided by/(used in) operating activities	(430,598)	(194,380)
CASH FLOWS FROM INVESTING ACTIVITIES
Investments	(219,464)	-
Stock Subscriptions Receivable	-	(1,483)
Fixed Assets	-	(33,000)
Net cash provided by/(used in) investing activities	(219,464)	(34,483)
CASH FLOWS FROM FINANCING ACTIVITIES
Convertible Promissory Notes	-	422,722
Additional Paid in Capital	473,562	(40,002)
Common Stock	69	155
Net cash provided by financing activities	473,630	382,875
Net cash increase/(descrease) for period	(176,432)	154,013
Cash at beginning of period	638,309	-
Cash at end of period	$461,876	$154,013

Legion M Entertainment, Inc.
NOTES TO FINANCIAL STATEMENTS
As of June 30, 2017 and for the period from December 31, 2016 to June 30, 2017

NOTE 1: NATURE OF OPERATIONS

Legion M Entertainment, Inc. (the “Company”), is a corporation organized March 4, 2016 under the laws of Delaware. The Company was formed as a fan-owned entertainment company.  The Company is working with Hollywood creators and producers to develop and monetize content together with the fans. The Company’s mission is to empower creators to push the boundaries, and empower fans to be a part of the content they love.  The Company intends to develop a slate of projects in the entertainment space, including, but not limited to, feature films, TV series, virtual reality projects, games, and web series.

As of June 30, 2017, the Company has generated 68,771 of revenue. The Company’s activities since inception have consisted of formation activities, R&D, raising seed-round capital, business development, developing the initial slate of projects, establishing the early Legion M community and culture, marketing for principal operations and to establish Legion M as a credible player in the industry, infrastructure development to support the community, and preparations to raise the next round of capital. The Company is dependent upon additional capital resources and is subject to significant risks and uncertainties; including failing to secure additional funding.

NOTE 2: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  The Company is a business that is still ramping up and therefore has not generated material revenue from principal operations, has generated a small amount of revenue from merchandise sales, has no profit since inception, and has sustained a net loss of $ 722,895 for the period ended June 30, 2017. The Company’s ability to continue as a going concern for the next twelve months is dependent upon its plan to raise more capital from investors. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time without raising additional funding.   The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Legion M Entertainment, Inc.
NOTES TO FINANCIAL STATEMENTS
As of June 30, 2017 and for the period from March 4, 2016 (inception) to June 30, 2017

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents

For the purpose of the statement of cash flows, cash equivalents include time deposits, certificate of deposits, and all highly liquid debt instruments with original maturities of three months or less. The cash balance as of June 30, 2017 exceeds the FDIC insured limits and has a balance of $461,876.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance and current economic conditions.  Accounts receivable are minor and no associated allowances for doubtful accounts is established as of June 30, 2017.

Inventory

Inventories are comprised of t-shirts and lapel pins used for sales or marketing. Inventories are stated at the lower of cost or market value. Cost is determined using the average costing method.

Property and Equipment

The Company has a policy to capitalize expenditures with useful lives in excess of one year and costs exceeding $1,000. Property and equipment is stated at cost. The cost of additions and substantial improvements to property and equipment is capitalized. The cost of maintenance and repairs of property and equipment is charged to operating expenses. Property and equipment is depreciated using straight-line methods over their estimated economic lives. Property and equipment is reviewed for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. As of June 30, 2017, no assets were impaired. Property and equipment additions totaled $42,551 and depreciation expense totaled $4,638 for the period ended June 30, 2017.

Legion M Entertainment, Inc.
NOTES TO FINANCIAL STATEMENTS
As of June 30, 2017 and for the period from March 4, 2016 (inception) to June 30, 2017

	Auto	Computers	Total
Original Cost	$36,806	$5,745	$42,551
Accumulated Depreciation	(9,011)	(1,630)	(10,641)
Book Value	$27,795	$4114	$31,910
Useful Lives (months)	60	36	57

Fair Value of Financial Instruments

The Company discloses fair value information about financial instruments based upon certain market assumptions and pertinent information available to management. Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheet approximate fair value.

Concentrations of Credit Risks

The Company’s financial instruments that are exposed to concentrations of credit risk consist of its cash. The Company will place its cash and cash equivalents with financial institutions of high credit worthiness. The Company’s management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. Approximately $69,000 of revenue has been recognized as of June 30, 2017. This revenue was primarily driven by branded merchandise retail sales. While not intended to be the primary driver of revenue for the Company, these retail sales have always been expected to be one of the Company's lines of business.

Legion M Entertainment, Inc.
NOTES TO FINANCIAL STATEMENTS
As of June 30, 2017 and for the period from December 31, 2016 to June 30, 2017

Stock-Based Compensation

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company’s common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards and warrants. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the “simplified method,” which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company’s current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised.

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized as deferred offering costs on the balance sheet. The deferred offering costs are charged to stockholders’ equity upon the completion of an offering or to expense if the offering is not completed.

Legion M Entertainment, Inc.
NOTES TO FINANCIAL STATEMENTS
As of June 30, 2017 and for the period from December 31, 2016 to June 30, 2017

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes.  Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse.  A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.  The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date.  In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information.  For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company files income tax returns in the United States and is subject to income tax examinations for its U.S. federal income taxes for the preceding three years and, in general, is subject to state and local income tax examinations for the preceding three years, though given the Company’s 2016 inception only Tax returns for 2016 have been filed. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards.  Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. At June 30, 2017, the Company had total taxable net operating loss carryforwards of approximately $1,550,000. The Company pays Federal and California income taxes at rates of approximately 34% and 8.8%, respectively, and has used an effective blended rate of 39.8% to derive a net tax asset of approximately $750,000. The Company cannot presently anticipate the realization of a tax benefit on its net operating loss carryforward. Accordingly, the Company recorded a full valuation allowance against its deferred tax assets as of June 30, 2017. Deferred tax assets and liabilities resulted from net operating losses, depreciation/amortization, organizational costs and stock-based compensation.

The following table reconciles the statutory income tax rates to actual rates based on income or loss before income taxes as of June 30, 2017.

Federal income tax rate	34.00%
State income tax rate, net of federal benefit	5.80%
Valuation allowance	-39.8%
Effective tax rate	0%

Legion M Entertainment, Inc.
NOTES TO FINANCIAL STATEMENTS
As of June 30, 2017 and for the period from December 31, 2016 to June 30, 2017

Deferred tax assets:
Stock based compensation	$95,000
Organizational costs	37,000
Net operating loss carryforward	618,000
Net deferred tax assets	750,000
Less: Valuation allowance	(750,000)
Net deferred tax asset	$-

The Company reviews tax positions taken to determine if it is more likely than not that the position would be sustained upon examination resulting in an uncertain tax position. The Company recognizes interest accrued and penalties related to unrecognized tax benefits in tax expense. During the period ended June 30, 2017, the Company recognized no interest and penalties.

Net Earnings or Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net earnings or loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of June 30, 2017, diluted net loss per share is the same as basic net loss per share for each year.

Legion M Entertainment, Inc.
NOTES TO FINANCIAL STATEMENTS
As of June 30, 2017 and for the period December 31, 2016 to June 30, 2017

On May 4, 2017, the Company received $685,111.05 as a partial distribution of the Registration A in exchange for the issuance of 91,715 shares of Class A Common Stock.

NOTE 4: STOCKHOLDERS’ EQUITY

 In May 2017, the Company received a partial disbursement of funds committed from an equity offering through Regulation A with gross proceeds of $685,111 for the issuance of 91,715 shares of Class A common stock. The offering price for this offering was $7.47 per share.

The Company had a Registration A Funding round open in 2017 and during that period investors were able to purchase shares of Legion M stock at $7.47 per share.  As part of the normal process of investors purchasing stock, those purchases are held in escrow by Wefunder, the company that Legion M is using for fundraising.  At the end of each month, there is a balance of funds held by Wefunder for future distribution to Legion M.  In May 2017, there was a disbursement of $685,111 to Legion M. As of June 30, 2017, the Regulation A Escrow Balance was $493,421.67.

Legion M Entertainment, Inc.
NOTES TO FINANCIAL STATEMENTS
As of June 30, 2017 and for the period from December 31, 2016 to June 30, 2017

NOTE 5: SHARE-BASED PAYMENTS

Stock Plan

On April 12, 2016, the Company adopted its 2016 Equity Incentive Plan (the “Plan”). The Plan authorizes options to purchase up to 253,960 shares of Class B Common Stock. On November 3, 2016, the Company amended its 2016 Equity Incentive Plan to authorize an additional 500,000 options to purchase Class B Common Stock. As of June 30, 2017, there are 509,388 options available for issuance.

As of June 30, 2017, the Company issued as compensation 244,572 options to purchase Class B Common Stock under the Plan.

Grant date	April 12, 2016	October 19, 2016	June 9, 2017	Weighted Average
Options granted	59,000	160,772	24,800	244,572
Options forfeited or exercised	0	0	0	0
Weighted average vesting(months)	70	40	22	46
Weighted average exercise price	$0.01	$7.00	$7.47	$5.36

These options vest over different schedules with some vesting immediately and others vesting over periods from 1 to 10 years. The options expire 10 years after the date of grant. As of June 30, 2017, 43,604 of the outstanding options had vested with a weighted average exercise price of $5.11. The remaining outstanding options will vest over a weighted average period of 50 months.

The assumptions utilized for valuing stock-based grants for compensation and marketing expense during the years ended June 30, 2017 are as follows:

	April 12, 2016	October 19, 2016	June 9, 2017	Weighted Average
Risk free interest rate	1.22%	1.24%	1.77%	1.29%
Expected dividend yield	0.0%	0.0%	0.0%	0.0%
Expected volatility	60.0%	60.0%	60.0%	60.0%
Expected life (years)	5.00	5.00	5.00	5.00
Fair value at grant date	$6.99	$3.59	$3.88	$4.44

The Company recognizes stock-based compensation on a straight-line basis over the options’ vesting periods Based on the issue dates, the per share value and the vesting period, the Company determined total stock-based compensation and additional paid-in capital to be $120,972 for the six months ending June 30, 2017.

As of June 30, 2017, there was $1,010,228 of unrecognized share-based compensation expense. This unrecognized compensation expense is expected to be recognized over a weighted-average period of approximately 37 months.

Legion M Entertainment, Inc.
NOTES TO FINANCIAL STATEMENTS
As of June 30, 2017 and for the period from December 31, 2016 to June 30, 2017

The maximum term for stock options granted under the Plan may not exceed ten years from the date of grant. As of June 30, 2017, the issued and outstanding options have a weighted-average remaining life of 9.67 years.

Warrants

In April 2016, the Company issued 27,000 warrants to purchase Class B shares of common stock. The shares available under this warrant vest prorata over two years on a monthly basis (1/24 vest per month). The stock purchase warrants expire at the earliest of: ten years after their date of issuance (2026), any change in control, or an initial public offering. The exercise price for the common stock warrants is $0.01 per share. The number of shares or exercise price will be adjusted in the event of any stock dividend, stock splits or recapitalization of the Company. As of June 30, 2017, 15,750 warrants had vested. The Company determined the fair value of these warrants under a Black-Scholes calculation to be $62,920 and recorded that value as an adjustment to additional paid-in capital and as marketing expense. The assumptions and inputs for the Black-Scholes calculation for the warrants are the same terms as used for valuing the options issued on April 12, 2016.

In June 2017, the Company issued 5,000 warrants to purchase Class B shares of common stock. The shares available under this warrant vested immediately on issuance. The stock purchase warrants expire at the earliest of: ten years after their date of issuance (2027), any change in control, or an initial public offering. The exercise price for the common stock warrants is $7.47 per share. The number of shares or exercise price will be adjusted in the event of any stock dividend, stock splits or recapitalization of the Company. The Company determined the fair value of these warrants under a Black-Scholes calculation to be $19,400 and recorded that value as an adjustment to additional paid-in capital and as an investment in a project. The assumptions and inputs for the Black-Scholes calculation for the warrants are the same terms as used for valuing the options issued on June 9, 2016.

As of June 30, 2017, there was $78,649 of unrecognized share-based compensation expense. This unrecognized compensation expense is expected to be recognized over a weighted-average period of approximately 10 months.

	April 12,	June 9,	Weighted
Grant date	2016	2017	Average
Warrants granted	27,000	5,000	32,000
Life (months)	24	1	20
Per share value	$6.99	$3.88	$6.50
Vested in 2017	6,750	5,000	11,750
2017 expense	$47,183	$19,400	$66,583

NOTE 6: RELATED PARTIES

In May 2016, the Company purchased a vehicle from a related party company for $33,000, with the purchase price financed by the related party, payable in 12 equal monthly installments with an interest rate of 4.0%. As of June 30, 2017, the outstanding balance of the loan was $8,374.

Legion M Entertainment, Inc.
NOTES TO FINANCIAL STATEMENTS
As of June 30, 2017 and for the period from December 31, 2016 to June 30, 2017

NOTE 7: RECENT ACCOUNTING PRONOUNCEMENTS

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 8: SUBSEQUENT EVENTS

Management’s Evaluation

Management has evaluated subsequent events through September 28, 2017, the date the financial statements were available to be issued. Since June 30, 2017 the company has received a cash disbursement $846,617. Additionally some of the Company’s projects have come to fruition, and the company expects to show revenues in the second half of 2017 for those projects. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

Next Step Regulation A Financing Offering

Many successive rounds of funding may be needed to achieve the Company’s long term goals. The Company is in the process raising money under Regulation A as  a second crowdfunding round under the JOBS Act.  In this round, the Company has been enabled to raise up to $50 million.  As of August 2017, the Company had raised over $2,000,000 in commitments from over 4,000 investors and has received $685,111 in May 2017 and $846,617 in September of 2017 of this commitment already in a partial disbursement.

Item 4.	Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

Exhibit Number	Description	Filed/ Furnished/ Incorporated by Reference from Form	Incorporated by Reference from Exhibit No.	Date Filed
2.1	Amended and Restated Certificate of Incorporation	1-A	2.1	December 19, 2016

2.2	Bylaws	1-A	2.2	December 19, 2016

4	Form of Subscription Agreement	1-A	4	December 19, 2016

6.1	Employment Agreement (Paul Scanlan)	1-A	6.1	December 19, 2016

6.2	Employment Agreement (Jeff Annison)	1-A	6.2	December 19, 2016

6.3	2016 Equity Incentive Plan	1-A	5.1	December 19, 2016

6.4	Loan Agreement with Underground Labs	1-A	5.2	December 19, 2016

8	Form of Escrow Agent Agreement	1-A	8	February 17, 2017

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Emeryville, State of California, on September 28, 2017.

Legion M Entertainment, Inc.

/s/ Paul Scanlan

By Paul Scanlan, Co-Founder, Chief Executive Officer, Chief Financial Officer and Treasurer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Paul Scanlan

Paul Scanlan, Director

Date: September 28, 2017

/s/ Jeff Annison

Jeff Annison, Director

Date: September 28, 2017